Exhibit 99.1

Today we announced that Ionis is acquiring the remaining stake in Akcea. You can read the full release on our website at https://ir.ionispharma.com/news-releases. We believe this acquisition is another step forward in Ionis’ evolution and creates a stronger, more efficient organization to the benefit of all stakeholders.

If you have any questions or would like to discuss this news with us, I’d be happy to schedule a call this morning or later this week to discuss. Just let me know.

Best regards,

D. Wade Walke, PhD

Vice President, Investor Relations